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                                                                  Exhibit 99.e.4


                           SHAREHOLDER SERVICE PLAN
               DEUTSCHE BANC ALEX. BROWN CASH RESERVE FUND, INC.

            DEUTSCHE BANC ALEX. BROWN CASH RESERVE TREASURY SHARES

     1.  The Plan. Deutsche Banc Alex. Brown Cash Reserve Fund, Inc. (the
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"Fund") has adopted this Shareholder Service Plan (the "Plan") for the Deutsche
Banc Alex. Brown Cash Reserve Shares of the Treasury Series of the Fund ("Shares") in order to provide compensation to third parties ("Shareholder Servicing Agents") who provide shareholder services to clients ("Clients") who from time to time beneficially own Shares. Other capitalized terms used herein have the meaning given to them in the Fund's prospectus.

     2.  Payments Authorized. (a) The Fund's distributor (the "Distributor") is
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authorized, pursuant to the Plan, to pay any Shareholder Servicing Agent a
service fee, as that term is defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc., for services for which such Shareholder Servicing Agent is not otherwise being compensated under a dealer or shareholder servicing agreement entered into pursuant to the Rule 12b-1 Plan for the Shares.

     (b) In consideration of the services to be provided by any Shareholder Servicing Agent, the Fund will pay the Distributor an annual fee, calculated daily and paid monthly, equal to 0.07% (seven basis points) of the Shares' average daily net assets. The Distributor will pay up to all of such amount to Shareholder Servicing Agents for the Shares. The Fund may, in its discretion and without notice, suspend the sale of Shares, including the sale of Shares to any Shareholder Servicing Agent for the account of any Client or Clients.

     3.  Representations. No Shareholder Servicing Agent or any of its officers,
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employees, or agents may make any representations concerning the Fund or the
Shares except those contained in the Fund's current prospectus or statement of additional information or in such supplemental literature or advertising provided by the Fund to the Shareholder Servicing Agent and authorized by the Fund for the Shareholder Servicing Agent's use pursuant to the Plan. A Shareholder Servicing Agent shall have no authority to act as agent for the Fund in any matter or in any respect. The services provided by a Shareholder Servicing Agent under this Plan are not primarily intended to result in the sale of Shares.

     4.  Non-Exclusivity. The Fund may enter into other similar servicing
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agreements with any other person or persons without a Shareholder Servicing
Agent's consent.

     5.  Reports. While this Plan is in effect, the Distribution shall report
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in writing at least quarterly to the Fund's Board of Directors, and the Board shall review the following: (i) the amounts of all payments under the Plan, the identity of the recipients of each such payment; and (ii) the basis on which the amount of the payment to such recipient was made.

     6.  Effectiveness, Continuation, Termination and Amendment. (a) This Plan
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has been approved by a vote of a majority of the Board of Directors of the Fund.
It shall, unless terminated, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Fund's Board of Directors.

     (b) This Plan may be terminated or amended at any time by a vote of a majority of the Fund's Board of Directors.